Delisting Determination,The Nasdaq Stock Market, LLC,
June 3, 2019, Intellipharmaceutics International Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Intellipharmaceutics International Inc. (the Company), effective at the opening of the trading session on June 13, 2019. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2).
The Company was notified of the Staffs determination on November 30, 2018. The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated
January 22, 2019, granting the Company continued listing pursuant to an exception that included several milestones that the Company was required to meet, towards the goal of regaining compliance with Listing Rule 5550(a)(2).
However, the Company was
unable to meet the exception milestones as required.
On March 19, 2019, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on March 21, 2019.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on May 3, 2019.